

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Alexander C. Karp
Chief Executive Officer
Palantir Technologies Inc.
1555 Blake Street
Suite 250
Denver, CO 80202

> **Re: Palantir Technologies Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed September 3, 2020**
> **File No. 333-248413**

Dear Mr. Karp:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Risks Related to Ownership of Our Class A Common Stock
Our amended and restated bylaws..., page 68

1. We note that your forum selection provision identifies a federal or state court located within the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce

Alexander C. Karp
Palantir Technologies Inc.
September 8, 2020
Page 2

any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3774 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Allison B. Spinner